Mail Stop 4561

October 26, 2006

Steven Goldman
President and Chief Executive Officer
Isilon Systems, Inc.
3101 Western Avenue
Seattle, Washington 98121

      Re: Isilon Systems, Inc.
              Amendment No. 1 to the Registration Statement on Form S-1
              Filed October 10, 2006
              File No. 333-137078

Dear Mr. Goldman:

      We have reviewed your amended registration statement and have the following comments. Please note that the page references below refer to the marked version of Amendment No. 1 provided to us by your counsel.

Prospectus Summary, page 1

Company Overview, page 1

1.   Please refer to prior comment 6. We note your response and your revised disclosure that states that you are "a leading provider of cluster storage systems for digital content." The third-party sources cited in your response state that your products are innovative or award-winning; however, they do not appear to speak to your relative position within your industry. Moreover, the basis for this assertion should be provided in your disclosure to allow investors to evaluate your claim. Please ensure that disclosure relating to your leadership claim is balanced to provide a materially complete context for such claim. How does your status compare to that of significant competitors with respect to other measures of market share, innovation and leadership? If the particular claim you are making is not based on the statements of independent third parties, rephrase the claim to convey that it is your belief.

2.   Please refer to prior comment 7. As a follow-up to our prior comment, please tell us if the cited reports are publicly available at nominal or no cost. If the reports are not publicly available, a consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as

an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. In the alternative, you may adopt these statements as your own.

Risks Affecting Us, page 3

3. Please revise the fifth bullet-point to quantify the "significant portion" of your total revenues attributable to your significant customers over the periods presented in the prospectus.

4. You summary should contained balanced disclosure regarding your business and offering. In this regard, you should revise this section to highlight the most significant obstacles currently facing your business. For example, your contractual relationships with your customers are based solely on purchase orders, not continuing contractual arrangements.

Risk Factors, page 7

If we are unable to maintain or replace our relationships with customers… page 9

5. Please refer to prior comment 11. We note your response that your business arrangement with Eastman Kodak Company is based upon purchase orders. However, given this historical importance of this customer to your total revenues, it is unclear that such contractual agreements are immaterial to your business. Tell us if your overall business relationship with Eastman Kodak is governed by any umbrella agreements, such as a scope of work agreement; if so, please provide us with a supplemental copy. In your disclosure, clarify that Eastman Kodak purchases your products on a purchase order basis. Provide us supplementally with a copy of your current purchase order with Eastman Kodak and advise whether its terms are standard. Advise why you determined not to provide substantive disclosure regarding your relationship with Eastman Kodak in MD&A or Business. Does Eastman Kodak receive any preferential terms not afforded to other customers?

6. Clarify why you believe that the proportion of your total revenue derived from a small number of customers "may be even higher in any future quarter."

We rely on value-added resellers and other distribution partners. . ., page 10

7. We note that your percentage of revenues from indirect sales channels have increased significantly from 6% in fiscal 2003 to 44% during the first six months of fiscal 2006. Tell us if any single VAR or distribution partners accounted for a significant portion of these sales. We also note your disclosure on page 57 that you typically enter into non-exclusive, written distribution agreements with your

channel partners, which generally have a one-year term with no minimum sales commitment.

Our products incorporate components that are obtained in spot markets…, page 11

8.   It appears that the risk to your business from not purchasing components pursuant to a long-term contractual arrangement, but in the spot market, may be separate from the risk associated with maintaining low levels of inventory. Consider revising your disclosure to separate the risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 33

9.   Supplementally tell us the estimated price range for your stock if you have not yet included a price range in the filing. If no price range has been communicated, tell us when the Company expects to have these discussions with the underwriters.

10.   Please continue to provide us with updates to the information requested in prior comment 49 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

11.   Supplementally provide us with a copy of the valuation reports performed by Duff and Phelps, LLC for both the common and preferred stock from December 31, 2005 through the date of your response.

12.   Reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis. Describe significant intervening events within the Company and the broader market that explain the changes in fair value of your common stock up to and after the filing of the registration statement.

13.   We note your response to our previous comment 50 where you indicated that the Company determined the value of the common stock underlying option grants based on the contemporaneous valuations, as adjusted for certain events, such as sales growth. Your disclosures on page 34 indicate that the Company based the estimated fair value of your common stock in January 2006, April 2006 and July 2006 in large part on the independent third-party valuations prepared by Duff and Phelps. It is not clear whether the Company considers that the Duff and Phelps valuation was performed contemporaneously or whether the ad hoc committee of the Board of Directors performed a contemporaneous valuation using the

independent valuation as a basis for their valuation. Please explain and revise your disclosures to clearly indicate whether the valuation was contemporaneous (as contemplated by Chapter 7 of the AICPA Technical Practice Aid, "Valuation of Privately Held Company Equity Securities Issued as Compensation) and to disclose who performed the valuations of the Company's common stock at the date of grant. Also, expand your disclosure to include a discussion of the methodology used and factors applied in adjusting the independent valuations to determine the fair value of your common stock at each grant date.

14. We note that in its September 4, 2006 valuation, Duff and Phelps updated the 10-year projections used in its income approach valuation analysis based on new financial forecast information prepared by the Company. We further note that the updated forecasts included significant increases in the Company's expected revenues and operating cash flows and such increases were the primary driver for the increase in the fair value of the Company's common stock as determined on September 4, 2006 compared to your previous valuations. Throughout your response you refer to revenues significantly exceeding projections at each valuation date. It appears, however, that Duff and Phelps only changed their revenue and cash flow projections in their September 4, 2006 valuation. Please explain and if true, tell us why such projections were not changed more frequently as it would appear that such changes could potentially yield higher valuation results.

Results of Operations, page 36

Revenue, page 36

15. Please refer to prior comment 17. We note your revised disclosure. However, we continue to believe that you should quantify the factors that have contributed to material changes in your operating results overall and between periods. On page 31, you state that you track initial orders and re-orders from your customer base; on page 26, you discuss how the growth of your revenues has resulted primarily from sales to new customers. You also note that there has been an increase in: the average size of initial orders; the average size of repeat orders; and new product introductions. Please quantify the sources of material changes

First Six Months of 2006 Compared to First Six Months of 2005, page 40

16. Please refer to prior comment 21. We note your revisions to this section. However, we continue to believe further revisions should be made in response to our prior comment. Some example are, but not limited to:

- We continue to believe you should revise to quantify the factors contributing to the period over period changes in revenues.

- You should revise your discussion of gross margins to discuss pricing pressures within your industry or add discussion elsewhere as appropriate. In this regard, we note your statements on pages 40 and 42 that newer generation products resulted in "more favorable pricing."

- We also note that your discussion of the reasons for changes in service revenues between all periods cites the same reason for such changes despite a material variance in the changes between periods. Revise to disclose the factors that contributed to fixed costs increasing at a much slower rate than service revenues.

- Note this comment also applies to your results of operation discussion for fiscal years 2005 compared to 2004 and 2004 compared to 2003.

Liquidity and Capital Resources, page 46

17.   We note your disclosures on page 58 where you indicate "[w]e maintain with Sanmina a rolling 90-day firm order for products they manufacture for us and these orders may only be rescheduled or cancelled under certain limited conditions and, even then, with certain restrictions and penalties up to the full cost of the product". Please tell us whether the purchase obligations included in the table on page 46 includes these orders. If not, tell us why you do not believe such orders should be reflected in your contractual obligations table.

Business, page 48

Manufacturing, page 58

18.   Please refer to prior comment 30. We note from your response that you do not believe disclosure on backlog would be a meaningful indicator of future revenues and that historically the majority of your quarterly revenues resulted from orders placed in that quarter. However, it is unclear why you believe such information is not material to investors understanding of your business. Please revise to provide the dollar amount of backlog orders as required by Item 101(c)(1)(viii) or advise.

Competition, page 58

19.   Please refer to comment 31. We note your response that you are unable to provide more specific quantification or qualification of your market share within the markets in which you operate. However, we note your statements throughout the prospectus that you are "a leading provider of cluster storage systems for digital content." Revise to clarify the positive and negative factors influencing your competitive position within the clustered storage systems market based upon the factors affecting competition listed on page 59.

Management, page 62

Employment Agreements and Change in Control Arrangements, page 68

20.   Please refer to prior comment 33. We note your response that you believe the
        original terms of the employment agreements with your named executive officers
        would be confusing to investors. However, Item 402(h) of Regulation S-K states
        that you must describe the terms and conditions of each employment contract
        between the registrant and a named executive officer. We are unable to concur
        that this information is not material to investors and believe that you will be able
        to clearly disclose changes to those initial agreements that have occurred since
        their execution. Please revise.

Consolidated Balance Sheets, page F-3

21.   It appears that you have inadvertently indicated that notes payable and capital
        lease obligations will be $0 instead of the preferred stock warrant liability in your
        pro forma statement. Please revise the filing accordingly.

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-11

22.   We note your response to our previous comment no. 41 where you indicate that
        the PCS renewal rates offered by the Company are expressed as consistent
        percentages of the Company's list prices and are substantive and therefore
        constitute VSOE of fair value. Tell us what rate or range of rates you normally
        charge your customers and tell us how you determined that such rates meet the
        substantive test.

Part II

Exhibits, page II-3

23.   Please refer to prior comment 52. We note your response that the Voting
        Agreement should not be filed as an exhibit because it will terminate in
        connection with this offering, does not otherwise define the rights of the securities
        being offered and is not otherwise material to potential investors. However, Item
        601(b)(10) requires exhibits to be filed that are currently in effect such as the
        Voting Agreement. It is not clear that this agreement is immaterial to potential
        investors as it has a direct influence on the current make-up of your board of
        directors and current members of the board, elected pursuant to that agreement,
        will remain on the board will continue to serve as directors after the offering.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Megan Akst at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (206) 883-2699
       Craig Sherman, Esq.
       Mark L. Handfelt, Esq.
       Wilson Sonsini Goodrich & Rosati
       Telephone: (206) 883-2500